UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 2, 2006

_____

IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	0-6835	35-1286807
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR 240.13e-4(c))

ITEM 2.02. RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

On August 2, 2006, Irwin Financial Corporation issued a press release announcing its Second Quarter 2006 Results. A copy of the press release is attached as Exhibit 99.1.

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS.

d.) Exhibits

Exhibit No.	Description
99.1	Press Release of Irwin Financial Corporation dated August 2, 2006 - Second Quarter 2006 Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: August 2, 2006   By: /s/ Gregory F. Ehlinger

                                        _____

                                        GREGORY F. EHLINGER
                                        Senior Vice President and Chief
                                        Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated August 2, 2006 - Second Quarter 2006 Results

News Release: IMMEDIATE RELEASE

For further information contact:

Suzie Singer, Corporate Communications	812.376.1917
Greg Ehlinger, Chief Financial Officer	812.379.7603
Conference Call, 1:00 PM, EDT August 2, 2006	800.640.9765

Confirmation #15342686
Replay available at http://www.irwinfinancial.com/ir-set.html

IRWIN FINANCIAL CORPORATION ANNOUNCES
SECOND QUARTER 2006 RESULTS

- Earnings per Diluted Share from Continuing Operations of $0.27
- Strong Results for Commercial Finance and Banking
- Stable Margins and Good Credit Quality

(Columbus, IN, August 2, 2006) Irwin Financial Corporation (NYSE:IFC), a bank holding company focusing on small business and consumer mortgage lending, today announced net income from continuing operations for the second quarter of 2006 of $8.1 million or $0.27 per diluted share. This compares with diluted earnings per share from continuing operations of $0.29 and $0.18, in the first quarter of 2006 and the second quarter of 2005, respectively. Return on equity from continuing operations was 6.0 percent, compared to 6.6 percent and 4.3 percent in the first quarter and year-earlier period, respectively.

The Corporation has announced its intention to seek the sale of its conventional mortgage business and as a result this segment is now reported as "Discontinued Operations." The core mortgage production and servicing operations were profitable in the second quarter, but the total discontinued operations recorded an after-tax loss of $5.2 million, reflecting certain costs related to the planned sale of the segment and mortgage servicing right (MSR) hedge losses. The MSR hedge losses are greater than the GAAP-based MSR impairment reversal as the segment continued to hedge the economic exposure, rather than the accounting value of its servicing portfolio in anticipation of a near-term sale of the asset. The results for mortgage banking compare with an after-tax loss of $8.7 million in the year-earlier period. Including the discontinued operations, the Corporation recorded net income of $2.9 million or $0.09 per diluted share, compared to a $3.4 million or $0.12 per share consolidated loss in the year-earlier period.

"Our commercial finance and banking segments again recorded very solid earnings. While competitive conditions are making loan and deposit growth difficult for everyone, we continue to make solid gains in increasing our share of market. Their on-going success reinforces the decision made earlier this year to focus our resources and capital on the growth of these lines of business," said Will Miller, Chairman of Irwin Financial. "By reallocating our resources to these segments, we believe we can create significant value.

"While our origination volumes and overall profitability in our home equity segment are still below our desired levels, we believe we are on the path to improved profitability. The results in the second quarter reflected a significant restructuring charge we took in April that included the cost of disposing of certain underperforming assets as we began to focus our marketing more specifically on the broker and correspondent channels. By June, the segment's core earnings had reached a satisfactory level and we believe the new senior management team can sustain the recent improvements we have seen," Miller continued.

"We are making clear progress on the sale of our conventional first mortgage segment and I hope we will be in a position to announce definitive plans shortly. I applaud my colleagues at the mortgage banking line of business for their continued focus on running the business well during this time. Absent the direct and indirect costs of the sales process, underlying results for the mortgage segment have significantly improved," Miller concluded.

Financial highlights for continuing operations (commercial bank, commercial finance, and home equity lending) for the period include:

Consolidated Results

$ in millions, except EPS	2Q 2006	2Q 2005	Percent Change	1Q 2006	Percent Change
Net Interest Income After Provision for Losses	$56	$47	20%	$52	8%
Non-Interest Income	8	16	-51	13	-43
Total Consolidated Net Revenues	64	63	3	66	-2
Non-Interest Expense	51	53	-4	52	-3
Net Income	8	5	53	8	-5
Earnings per Share (diluted)	0.27	0.18	50	0.29	-7
Loans and Leases	4,910	4,063	21	4,706	4
Mortgage Loans Held for Sale	149	323	-54	466	-68
Deposits	3,868	3,841	1	4,074	-5
Shareholders' Equity	530	491	8	528	1
Total Risk-Based Capital Ratio	13.1%	13.8%		12.9%	
Return on Average Equity	6.0	4.3		6.6	

Consolidated net revenues from continuing operations decreased modestly on a sequential quarter basis, reflecting a decline in gain on sale of loans. Non-interest operating expenses decreased three percent on a sequential quarter basis.

The consolidated loan and lease portfolio was $4.9 billion as of June 30, a $0.2 billion or 19 percent annualized increase as compared to the end of the first quarter. This growth reflects increases in both commercial and consumer portfolios. Home equity mortgage loans held for sale totaled $148 million, down from $464 million at the end of the first quarter. Second quarter loan sales were undertaken to reduce the leverage of the consolidated balance sheet at the time of the IFC Capital Trust IV call and to dispose of loans which were unlikely to meet profitability targets.

Deposits totaled $3.9 billion at June 30, 2006, down $0.2 billion from March 31, 2006, as certain higher cost wholesale deposits ran off. Core deposit balances averaged $2.5 billion during the quarter.

The Corporation had $530 million or $17.80 per share in common shareholders' equity as of June 30, 2006. At quarter end, Tier 1 Leverage Ratio and Total Risk-based Capital Ratio were 10.3 percent and 13.1 percent, respectively, compared to 10.5 percent and 12.9 percent as of March 31, 2006. During the quarter, the Corporation announced the call of $15 million of trust preferred stock (IFC Capital Trust IV) and, due to the call, this capital is not included in quarter-end capital ratios. Pursuant to the call, these securities were redeemed in July.

Nonperforming assets (including other real estate owned of $18 million) were $61 million or 0.94 percent of total assets as of June 30, 2006, up from $55 million or 0.80 percent of total assets at the end of March. The bulk of the increase relates to a single credit in the commercial banking segment, discussed in more detail below. The on-balance sheet allowance for loan and lease losses totaled $67 million as of June 30, up $3 million from the end of the first quarter. The ratio of on-balance sheet allowance for loan and lease losses to nonperforming loans and leases was 167 percent at June 30, compared to 177 percent at March 31.

The consolidated loan and lease loss provision totaled $6.8 million, down $2.4 million from the first quarter of 2006, driven by improved credit performance in the home equity segment. Quarterly net charge-offs totaled $4.0 million, down from $4.5 million during the first quarter. Thirty-day and greater delinquencies, the ratio of charge-offs to average loans and leases, and the allowance for loan and lease losses to total loans and leases for principal credit-related portfolios are shown in the next table.

	Commercial Banking	Home Equity Lending On-Balance Sheet (1)	Commercial Finance
June 30, 2006 Portfolio (in $Billions)	$2.8	$1.2	$1.0
30-Day and Greater Delinquencies			
- June 30, 2006	0.31%	2.61%	0.42%
- March 31, 2006	0.10	1.90	0.47
- December 31, 2005	0.13	2.23	0.66
- September 30, 2005	0.12	2.01	0.59
- June 30, 2005	0.15	1.70	0.54
Annualized Net Charge-offs			
- 2Q06	0.10%	0.68%	0.38%
- 1Q06	0.09	0.84	0.35
- 4Q05	0.16	0.26	0.47
- 3Q05	0.09	0.36	0.58
- 2Q05	0.13	0.43	0.88
Allowance to Loans and Leases (1)			
- June 30, 2006	0.94%	2.44%	1.29%
- March 31, 2006	0.92	2.49	1.31
- December 31, 2005	0.92	2.40	1.32
- September 30, 2005	0.93	2.89	1.37
- June 30, 2005	0.96	1.84	1.42

———————

1. Home Equity on balance sheet Allowance to Loans and Leases relates to Loans Held for Investment portfolio only.

Segment Results

Net income (loss) by line of business is shown below, with additional detail available in the segment summary tables at the end of this release and in the Corporation's Form 10Q for the period ended June 30, 2006.

Net Income(loss) ($ in millions)	2Q 2006	2Q 2005	Percent Change	1Q 2006	Percent Change
Commercial Banking	$7.9	$5.6	40%	$6.8	16%
Commercial Finance	2.9	1.4	105	2.9	0
Home Equity	(0.4)	(0.5)	29	1.0	NM
Other Segments, Including Parent	(2.3)	(1.2)	(92)	(2.2)	(5)
Net Income From Continuing Operations	8.1	5.3	53	8.5	(5)
Loss From Discontinued Operations - Mortgage Banking	(5.2)	(8.7)	40	(10.3)	53
Consolidated Net Income (Loss)	2.9	(3.4)	NM	(1.9)	NM

Commercial banking earned income of $7.9 million, $1.1 million and $2.2 million increases over the first quarter of 2006 and the second quarter of 2005, respectively. The comparative improvements reflect increases in net interest income, principally from loan portfolio growth.

The commercial banking segment's loans grew at an annualized rate of five percent during the quarter and are up 13 percent on a year-over-year basis. Loans outstanding as of June 30, 2006 totaled $2.8 billion. Net interest margin was 3.98 percent during the quarter, unchanged from the first quarter and up from 3.80 percent a year ago as excess liquidity that was used to purchase inter-company investments during 2005 has been redeployed into higher yielding loan assets in this segment. During the quarter, certain higher cost wholesale deposits ran off, which should improve net interest margin in the third quarter.

Credit quality continues to be positive for this segment, although as noted in the table above, thirty-day and greater delinquencies increased to 0.31 percent from 0.10 percent as of March 31. The segment had a $7 million credit become delinquent and non-performing as of June 30. Management believes this credit will be successfully resolved in the near future and has not allocated a specific reserve for it. The commercial banking segment's loan and lease loss provision of $1.3 million during the quarter compared favorably to net charge-offs of $0.7 million.

The commercial finance line of business earned $2.9 million in the second quarter of 2006, unchanged compared to the first quarter and a $1.5 million increase as compared to the second quarter of 2005. Net income was a quarterly record for this segment. Loan and lease fundings totaled $164 million during the quarter compared to $110 million in the year earlier period.

The segment's loan and lease portfolio now totals slightly less than $1.0 billion, representing a 37 percent increase over the past year. Net interest income totaled $10.1 million, a $0.4 million sequential quarter increase. Net interest margin decreased modestly to 4.50 percent, as compared to 4.67 percent in the prior quarter, primarily reflecting narrowing margins in the Canadian-based portion of the portfolio.

The loan and lease loss provision in this segment totaled $1.8 million during the quarter, up from $1.2 million during the prior quarter, reflecting an increase in loss coverage in the segment's US-based small ticket and franchise finance portfolios. Net charge-offs increased to $0.9 million, as compared to $0.7 million in the prior quarter and $1.4 million a year earlier. The thirty-day and greater delinquency ratio in this segment declined to 0.42 percent at June 30, from 0.47 percent at March 31.

The home equity segment lost $0.4 million during the second quarter, compared to net income of $1.0 million during the first quarter and a loss of $0.5 million during the second quarter of 2005. The loss in the current period was principally the result of two factors: i) $3.9 million in severance and related charges to significantly reduce the segment's presence in retail loan originations and ii) a loss on the securitization of high credit quality, but low-coupon loans which had insufficient yield to provide adequate profitability if held to maturity. Partially offsetting these factors was improved servicing fee income due to incentive servicing fees which totaled $4.3 million during the second quarter. Credit quality continues to meet management's expectations.

Loan originations totaled $211 million in the second quarter, down from $284 million in the first quarter, reflecting a reduction in retail channel originations following the restructuring of operations.

Thirty-day and greater delinquencies on the segment's on balance sheet portfolio increased to 2.61 percent from 1.90 percent at March 31 and 1.70 percent as of June 30, 2005. Loan loss provision totaled $3.7 million, down from $6.6 million in the first quarter which was elevated due to the acquisition of seasoned loans in conjunction with clean-up calls of previous asset-backed securitizations. Net charge-offs were approximately $2.4 million during the second quarter, compared to $3.2 during the first quarter.

The parent and other consolidating entities lost $2.3 million during the second quarter, compared to losses of $2.2 million in the first quarter of 2006 and $1.2 million in the second quarter of 2005. The increased year-over-year loss related principally to increased interest expense due to reduced allocation of total consolidated capital to non-parent segments.

Discontinued Operations - Conventional Mortgage Segment

In the first quarter of 2006, the Corporation announced that it intended to exit its mortgage banking line of business. Although final disposition plans have not been concluded, in conformity with SFAS 144 these operations are now being reported as "Discontinued Operations."

Mortgage banking discontinued operations recorded a net loss of $5.2 million, compared to a net loss of $10.3 million and $8.7 million in the first quarter of 2006 and second quarter of 2005, respectively.

Loan production of $2.2 billion was unchanged as compared to originations in the first quarter. The ratio of gains on sale of loans to loans sold in the secondary market improved modestly to 0.75 percent, from 0.68 percent during the first quarter.

The segment had no bulk MSR sales in the quarter and its servicing portfolio totaled $19.2 billion at June 30, up from $18.4 billion at March 31, 2006. Thirty-day and greater delinquencies on the portfolio increased to 4.58 percent, from 4.02 percent at the end of March.

The loss in the current period reflects $7.5 million of net MSR hedge losses in excess of accounting based impairment reversal and an increase in other expenses incurred related to the intention to sell the segment. The hedge structures employed during the first half of 2006, designed in the context of the decision to exit the segment, are intended to hedge the economic rather than accounting value of the portfolio in order to stabilize potential sale proceeds. On an economic basis, the hedges performed as expected during the second quarter, with the hedge losses slightly less than the modeled market value change in the servicing operation assets.

About Irwin Financial

Irwin® Financial Corporation (http://www.irwinfinancial.com) is a bank holding company with a history tracing to 1871. The Corporation, through its principal lines of business provides a broad range of financial services to consumers and small businesses in selected markets in the United States and Canada.

About Forward-Looking Statements

This press release contains forward-looking statements and estimates that are based on management's expectations, estimates, projections, and assumptions. These statements and estimates include but are not limited to earnings estimates and projections of financial performance and profitability, and projections of business strategies and future activities. These statements involve inherent risks and uncertainties that are difficult to predict and are not guarantees of future performance. Words that convey our beliefs, views, expectations, assumptions, estimates, forecasts, outlook and projections or similar language, or that indicate events we believe could, would, should, may or will occur (or might not occur) or are likely (or unlikely) to occur, and similar expressions, are intended to identify forward-looking statements, which may include, among other things:

- statements and assumptions relating to projected growth in our earnings, projected loan originations, net interest and margins, and the relative performance of our lines of business;

- statements and assumptions relating to projected trends or potential changes in our asset quality, loan delinquencies, charge-offs, reserves and asset valuations, including valuations of our servicing and residual portfolios and incentive servicing fees;
- statements about our estimated expenses;
- statements about the discontinued operations and efforts to sell our conventional mortgage banking segment; and
- any other statements that are not historical facts.

We qualify any forward-looking statements entirely by these cautionary factors.

Actual future results may differ materially from what is projected due to a variety of factors including: potential changes in direction, volatility and relative movement (basis risk) of interest rates, which may affect consumer demand for our products and the success of our interest rate risk management strategies; staffing fluctuations in response to product demand or the implementation of corporate strategies that affect our work force; the relative profitability of our lending operations; the valuation and management of our residual, servicing and derivatives portfolios, including assumptions we embed in the valuation and short-term swings in the valuation of such portfolios due to a quarter-end movements in secondary market interest rates, which are inherently volatile; borrowers' refinancing opportunities, which may affect the prepayment assumptions used in our valuation estimates and which may affect loan demand; unanticipated deterioration in the credit quality of our loan and lease assets, including deterioration resulting from the effects of recent natural disasters; unanticipated deterioration or changes in estimates of the carrying value of our other assets, including securities; difficulties in delivering products to the secondary market as planned; difficulties in expanding our business and obtaining funding as needed; competition from other financial service providers for experienced managers as well as for customers; changes in the value of companies in which we invest; changes in variable compensation plans related to the performance and valuation of lines of business where we tie compensation systems to line of business performance; unanticipated outcomes in litigation; legislative or regulatory changes, including changes in tax laws or regulations, changes in the interpretation of regulatory capital rules, changes in consumer or commercial lending rules, disclosure rules or rules affecting corporate governance, and the availability of resources to address these rules; changes in applicable accounting policies or principles or their application to our businesses or final audit adjustments; additional guidance and interpretation on accounting issues and details of the implementation of new accounting methods; the final outcome and implications of our intention to sell our conventional mortgage banking segment; or governmental changes in monetary or fiscal policies. We undertake no obligation to update publicly any of these statements in light of future events, except as required in subsequent reports we file with the Securities and Exchange Commission.

The Corporation will host a conference call to review results on Wednesday, August 2, at 1:00 p.m. EDT. Greg Ehlinger, Senior Vice President and CFO, Will Miller, CEO, and Jody Littrell, First Vice President and Controller, of Irwin Financial Corporation, will be the speakers on the call. The toll-free number for the call is (800) 640-9765; please tell the operator you would like to join the Irwin Financial call, confirmation #15342686. A replay of the call will be available on the Irwin Financial Corporation website at http://www.irwinfinancial.com/ir-set.html.

IRWIN FINANCIAL CORPORATION
Selected Consolidated Financial Highlights
($'s in thousands, except per share data) Unaudited

	Q2-2006	Q2-2005	$ Change	% Change	Q1-2006
Net Interest Income	$63,215	$55,819	$7,396	13.2 %	$61,280
Provision for Loan and Lease Losses	(6,826)	(8,966)	2,140	23.9	(9,193)
Noninterest Income	7,705	15,669	(7,964)	(50.8)	13,462
Total Net Revenues	64,094	62,522	1,572	2.5	65,549
Noninterest Expense	50,815	53,008	(2,193)	(4.1)	52,339
Income from Continuing Operations before Income Taxes	13,279	9,514	3,765	39.6	13,210
Income Taxes on Continuing Operations	5,221	4,245	976	23.0	4,734
Net Income from Continuing Operations	$8,058	$5,269	$2,789	52.9	$8,476
Loss from Discontinued Operations	($5,187)	($8,680)	3,493	40.2	($10,334)
Net Income	$2,871	($3,411)	$6,282	184.1	($1,858)
Dividends on Common Stock	$3,272	$2,855	$417	14.6 %	$3,268
Diluted Earnings Per Share (29,862 Weighted Average Shares Outstanding)					
From Continuing Operations	0.27	$0.18	$0.09	50.0 %	$0.29
From All Operations	0.09	(0.12)	0.21	175.0	(0.07)
Basic Earnings Per Share (29,694 Weighted Average Shares Outstanding)					
From Continuing Operations	0.27	0.18	0.09	50.0	0.29
From All Operations	0.10	(0.12)	0.22	183.3	(0.06)
Dividends Per Common Share	0.11	0.10	0.01	10.0	0.11
Net Charge-Offs	$3,972	$3,281	$691	21.1 %	$4,500
Performance Ratios - Quarter to Date:					
Return on Average Assets from Continuing Operations	0.5%	0.4%			0.5%
Return on Average Equity from Continuing Operations	6.0%	4.3%			6.6%

	YTD-2006	YTD-2005	$ Change	% Change	
Net Interest Income	$124,495	$108,310	$16,185	14.9 %	
Provision for Loan and Lease Losses	(16,019)	(12,447)	(3,572)	(28.7)	
Noninterest Income	21,167	33,848	(12,681)	(37.5)	
Total Net Revenues	129,643	129,711	(68)	(0.1)	
Noninterest Expense	103,154	108,447	(5,293)	(4.9)	
Income from Continuing Operations before Income Taxes	26,489	21,264	5,225	24.6	
Income Taxes on Continuing Operations	9,955	8,764	1,191	13.6	
Net Income from Continuing Operations	$16,534	$12,500	$4,034	32.3	
Loss from Discontinued Operations	($15,521)	($18,457)	2,936	15.9	
Net Income	$1,013	($5,957)	$6,970	117.0	
Dividends on Common Stock	$6,541	$5,706	$835	14.6 %	
Diluted Earnings Per Share (29,508 Weighted Average Shares Outstanding)					
From Continuing Operations	0.56	$0.43	0.13	30.2 %	
From All Operations	0.03	(0.21)	0.24	114.3	
Basic Earnings Per Share (29,318 Weighted Average Shares Outstanding)					
From Continuing Operations	0.56	0.44	0.12	27.3	
From All Operations	0.03	(0.21)	0.24	114.3	
Dividends Per Common Share	0.22	0.20	0.02	10.0	
Net Charge-Offs	$8,472	$5,396	$3,076	57.0 %	
Performance Ratios - Year to Date:					
Return on Average Assets from Continuing Operations	0.5%	0.5%			
Return on Average Equity from Continuing Operations	6.4%	5.0%			

	June 30, 2006	June 30, 2005	$ Change	% Change	March 31, 2006
Loans Held for Sale	$148,561	$323,242	($174,681)	(54.0) %	$465,812
Loans and Leases in Portfolio	4,909,930	4,062,728	847,202	20.9	4,705,850
Allowance for Loan and Lease Losses	(66,921)	(50,238)	(16,683)	(33.2)	(63,923)
Assets Held for Sale IMC	957,701	1,045,265	(87,564)	(8.4)	1,107,696
Total Assets	6,515,991	6,079,116	436,875	7.2	6,795,682
Total Deposits	3,868,353	3,840,963	27,390	0.7	4,074,500
Shareholders' Equity	529,581	490,576	39,005	8.0	527,693
Shareholders' Equity available to Common Shareholders (per share)	17.80	17.18	0.62	3.6	17.76
Average Equity/Average Assets (YTD)	7.8%	9.0%			7.8%
Tier I Capital	$702,457	$630,635	$71,822	11.4 %	$699,523
Tier I Leverage Ratio	10.3%	11.1%			10.5%
Total Risk-based Capital Ratio	13.1%	13.8%			12.9%
Nonperforming Assets to Total Assets	0.94%	0.77%			0.80%

IRWIN FINANCIAL CORPORATION
Selected Financial Highlights By Line of Business (continued)
($'s in thousands) Unaudited

Commercial Banking	Q2-2006	Q2-2005	$ Change	% Change	Q1-2006
Net Interest Income	$31,411	$26,977	$4,434	16.4 %	$29,862
Provision for Loan and Lease Losses	(1,337)	(1,575)	238	15.1	(1,476)
Other Revenues	4,593	3,806	787	20.7	4,268
Total Net Revenues	34,667	29,208	5,459	18.7	32,654
Salaries, Pension, and Other Employee Expense	13,280	12,363	917	7.4	13,488
Other Expenses	8,305	7,481	824	11.0	7,983
Income Before Income Taxes	13,082	9,364	3,718	39.7	11,183
Income Taxes	5,230	3,750	1,480	39.5	4,421
Net Income	$7,852	$5,614	$2,238	39.9	$6,762
Net Charge-offs	$715	$743	($28)	(3.7) %	$591
Net Interest Margin	3.98%	3.80%			3.98%

	YTD-2006	YTD-2005	$ Change	% Change
Net Interest Income	$61,273	$51,537	$9,736	18.9 %
Provision for Loan and Lease Losses	(2,813)	(2,575)	(238)	(9.2)
Other Revenues	8,862	8,187	675	8.2
Total Net Revenues	67,322	57,149	10,173	17.8
Salaries, Pension, and Other Employee Expense	26,767	24,310	2,457	10.1
Other Expenses	16,289	14,289	2,000	14.0
Income Before Income Taxes	24,266	18,550	5,716	30.8
Income Taxes	9,652	7,467	2,185	29.3
Net Income	$14,614	$11,083	$3,531	31.9
Net Charge-offs	$1,307	$1,155	$152	13.2 %
Net Interest Margin	3.98%	3.78%		

	June 30, 2006	June 30, 2005	$ Change	% Change	March 31, 2006
Securities and Short-Term Investments	$54,188	$425,363	($371,175)	(87.3) %	$282,665
Loans and Leases	2,797,872	2,473,621	324,251	13.1	2,766,534
Allowance for Loan and Lease Losses	(26,176)	(23,651)	(2,525)	(10.7)	(25,554)
Interest-Bearing Deposits	2,299,431	2,340,284	(40,853)	(1.7)	2,537,639
Noninterest-Bearing Deposits	397,661	387,371	10,290	2.7	365,688
Delinquency Ratio (30+ days):	0.31%	0.15%			0.10%

IRWIN FINANCIAL CORPORATION
Selected Financial Highlights By Line of Business (continued)
($'s in thousands) Unaudited

Commercial Finance	Q2-2006	Q2-2005	$ Change	% Change	Q1-2006
Net Interest Income	$10,107	$7,928	$2,179	27.5 %	$9,692
Provision for Loan and Lease Losses	(1,785)	(1,211)	(574)	(47.4)	(1,164)
Gain on Sales of Loans	498	104	394	378.8	754
Derivative Losses, net	(165)	(159)	(6)	(3.8)	(53)
Other Revenues	1,666	1,406	260	18.5	1,449
Total Net Revenues	10,321	8,068	2,253	27.9	10,677
Salaries, Pension, and Other Employee Expense	5,362	4,409	953	21.6	5,166
Other Expenses	348	1,237	(889)	(71.9)	771
Income Before Income Taxes	4,611	2,422	2,189	90.4	4,741
Income Taxes	1,679	993	686	69.1	1,849
Net Income	$2,932	$1,429	$1,503	105.2	$2,892
Net Charge-Offs	$868	$1,448	($580)	(40.1) %	$747
Loans Sold	10,789	2,028	8,761	432.0	12,074
Net Interest Margin	4.50%	4.77%			4.67%
Total Fundings of Loans and Leases	$164,399	$110,273	$54,126	49.1 %	$120,082

	YTD-2006	YTD-2005	$ Change	% Change
Net Interest Income	$19,799	$15,541	$4,258	27.4 %
Provision for Loan and Lease Losses	(2,949)	(3,321)	372	11.2
Gain on Sales of Loans	1,252	783	469	59.9
Derivative Losses, net	(218)	(306)	88	28.8
Other Revenues	3,115	2,782	333	12.0
Total Net Revenues	20,999	15,479	5,520	35.7
Salaries, Pension, and Other Employee Expense	10,528	8,357	2,171	26.0
Other Expenses	1,120	3,475	(2,355)	(67.8)
Income Before Income Taxes	9,351	3,647	5,704	156.4
Income Taxes	3,528	1,522	2,006	131.8
Net Income	$5,823	$2,125	$3,698	174.0
Net Charge-Offs	$1,615	$2,816	($1,201)	(42.6) %
Loans Sold	22,863	14,428	8,435	58.5
Net Interest Margin	4.58%	4.81%		
Total Fundings of Loans and Leases	$284,481	$193,635	$90,846	46.9 %

	June 30, 2006	June 30, 2005	$ Change	% Change	March 31, 2006
Investment in Loans and Leases	$952,449	$693,900	$258,549	37.3 %	$856,073
Allowance for Loan and Lease Losses	(12,241)	(9,885)	(2,356)	(23.8)	(11,180)
Weighted Average Coupon	9.06%	9.11%			8.89%
Delinquency ratio (30+ days)	0.42%	0.54%			0.47%

IRWIN FINANCIAL CORPORATION
Selected Financial Highlights By Line of Business
($'s in thousands) Unaudited

Home Equity Lending	Q2-2006	Q2-2005	$ Change	% Change	Q1-2006
Net Interest Income	22,924	21,193	1,731	8.2	23,669
Provision for Loan Losses	(3,704)	(6,181)	2,477	40.1	(6,553)
Gain on Sales of Loans, Including Points and Fees	(4,470)	3,861	(8,331)	(215.8)	1,933
Servicing Income, net	5,121	3,074	2,046	66.6	2,061
Other Revenues	2,929	2,903	26	0.9	3,393
Total Net Revenues	22,800	24,850	(2,050)	(8.2)	24,503
Salaries, Pension, and Other Employee Expense	15,127	15,244	(117)	(0.8)	13,600
Other Expense	8,292	10,484	(2,192)	(20.9)	9,171
Income Before Income Taxes	(619)	(878)	259	29.5	1,732
Income Taxes	(238)	(341)	103	30.2	698
Net Income	($381)	($537)	$156	29.1	$1,034
Loan Volume	$211,334	$500,283	($288,949)	(57.8) %	$284,375
Percent retail	14%	33%			25%
Percent brokered	29%	22%			26%
Percent correspondent	26%	15%			31%
Percent other	31%	30%			18%
Loans Sold	336,404	111,288	225,116	202.3	140,243
Net Charge-offs (Loans Held for Investment)	2,387	1,093	1,294	118.4	3,162

	YTD-2006	YTD-2005	$ Change	% Change
Net Interest Income	46,593	41,625	4,968	11.9
Provision for Loan Losses	(10,258)	(6,551)	(3,707)	(56.6)
Gain on Sales of Loans, Including Points and Fees	(2,537)	12,129	(14,666)	(120.9)
Servicing Income, net	7,183	5,817	1,366	23.5
Other Revenues	6,322	4,417	1,905	43.1
Total Net Revenues	47,303	57,437	(10,134)	(17.6)
Salaries, Pension, and Other Employee Expense	28,727	34,492	(5,765)	(16.7)
Other Expense	17,463	20,403	(2,940)	(14.4)
Income Before Income Taxes	1,113	2,542	(1,429)	(56.2)
Income Taxes	460	1,034	(574)	(55.5)
Net Income	$653	$1,508	($855)	(56.7)
Loan Volume	$495,708	$929,897	($434,189)	(46.7) %
Percent retail	20%	36%		
Percent brokered	27%	23%		
Percent correspondent	29%	17%		
Percent other	24%	24%		
Loans Sold	476,646	433,342	43,304	10.0
Net Charge-offs (Loans Held for Investment)	5,548	1,428	4,120	288.5

	June 30, 2006	June 30, 2005	$ Change	% Change	March 31, 2006
Home Equity Loans Held for Sale	$147,810	$322,837	($175,028)	(54.2) %	$464,490
Home Equity Loans Held for Investment	1,159,309	895,033	264,276	29.5	1,083,273
Allowance for Loan and Lease Losses	(28,262)	(16,452)	(11,810)	(71.8)	(26,944)
Residual Asset	7,770	38,438	(30,668)	(79.8)	7,900
Servicing Asset	29,451	44,575	(15,124)	(33.9)	31,679
Managed Portfolio	1,600,288	1,434,108	166,180	11.6	1,621,286
Delinquency Ratio (30+ days)	2.67%	3.14%			2.29%

IRWIN FINANCIAL CORPORATION
Selected Financial Highlights By Line of Business (continued)
($'s in thousands) Unaudited

Mortgage Banking - Discontinued Operations	Q2-2006	Q2-2005	$ Change	% Change	Q1-2006
Net Interest Income	$8,082	$9,026	($944)	(10.5) %	$7,281
Recovery of (Provision for) Loan Losses	18	94	(76)	(80.9)	(47)
Gain on Sales of Loans	17,806	17,002	804	4.7	15,349
Gain on Sale of Servicing	21	5,471	(5,450)	(99.6)	(23)
Loan Servicing Fees, Net of Amortization Expense	3,020	5,515	(2,495)	(45.2)	4,120
Impairment of Servicing Assets, Net of Hedging	(7,456)	(26,943)	19,487	72.3	(18,335)
Other Revenues	1,660	1,699	(39)	(2.3)	848
Total Net Revenues	23,151	11,864	11,287	95.1	9,193
Salaries, Pension, and Other Employee Expense	14,768	16,043	(1,275)	(7.9)	14,375
Other Expenses	17,017	11,667	5,350	45.9	12,035
Income (Loss) Before Income Taxes	(8,634)	(15,846)	7,212	45.5	(17,217)
Income Taxes	(3,447)	(6,685)	3,238	48.4	(6,883)
Net Income (Loss)	($5,187)	($9,161)	$3,974	43.4	($10,334)
Total Mortgage Loan Originations:	$2,236,589	$2,643,669	($407,080)	(15.4) %	$2,245,676
Percent retail	6%	9%			5%
Percent wholesale	55%	52%			57%
Percent brokered	1%	2%			1%
Percent correspondent	38%	37%			37%
Refinancings as a Percentage of Total Originations	37%	44%			46%

	YTD-2006	YTD-2005	$ Change	% Change
Net Interest Income	$15,363	$16,749	($1,386)	(8.3) %
Recovery of (Provision for) Loan Losses	(29)	283	(312)	(110.2)
Gain on Sales of Loans	33,155	41,976	(8,821)	(21.0)
Gain on Sale of Servicing	(2)	6,656	(6,658)	(100.0)
Loan Servicing Fees, Net of Amortization Expense	7,140	9,931	(2,791)	(28.1)
Impairment of Servicing Assets, Net of Hedging	(25,791)	(41,840)	16,049	38.4
Other Revenues	2,507	3,883	(1,376)	(35.4)
Total Net Revenues	32,343	37,638	(5,295)	(14.1)
Salaries, Pension, and Other Employee Expense	29,144	39,911	(10,767)	(27.0)
Other Expenses	29,050	30,277	(1,227)	(4.1)
Income (Loss) Before Income Taxes	(25,851)	(32,550)	6,699	20.6
Income Taxes	(10,330)	(13,130)	2,800	21.3
Net Income (Loss)	($15,521)	($19,420)	$3,899	20.1
Total Mortgage Loan Originations:	$4,482,265	$5,456,081	($973,816)	(17.8) %
Percent retail	6%	13%		
Percent wholesale	56%	44%		
Percent brokered	1%	6%		
Percent correspondent	37%	37%		
Refinancings as a Percentage of Total Originations	42%	49%		

	June 30, 2006	June 30, 2005	$ Change	% Change	March 31, 2006
Owned Servicing Portfolio Balance	$19,189,343	$20,754,361	($1,565,018)	(7.5) %	$18,388,160
Weighted average interest rate	5.93%	5.66%			5.84%
Delinquency ratio (30+ days):	4.58%	3.88%			4.02%
Conventional	3.01%	2.49%			2.78%
Government	7.63%	7.31%			6.37%
Loans Held for Sale	$611,671	$724,204	($112,533)	(15.5)	$766,502
Servicing Asset	285,591	239,238	46,353	19.4	266,955